SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20645

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

Thomas E. Rutledge
Ogden Newell & Welch PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2002

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

CUSIP NO. 115637-10-0

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

W.L. Lyons Brown, Jr. ###-##-####

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See instructions)	N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

(7)	SOLE VOTING POWER	731,782

(8)	SHARED VOTING POWER	12,505,747

(9)	SOLE DISPOSITIVE POWER	731,782
NUMBER OF
SHARES
BENEFICIALLY	(10)	SHARED DISPOSITIVE POWER	12,505,747
OWNED BY
EACH
REPORTING	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH	13,237,529
PERSON WITH:	REPORTING PERSON

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN	N/A
SHARES (See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	45.67%

(14)	TYPE OF REPORTING PERSON (See Instructions)	IN

Item 1.  Security and Issuer.

Brown-Forman Corporation
Class A Common Stock
850 Dixie Highway
Louisville, Kentucky 40210

Item 2.  Identity and Background.

a)	Name:	W.L. Lyons Brown, Jr.

b)	Principal Business address:	501 Fourth Street Hilliard-Lyons Center Louisville, Kentucky 40202

c)	United States Ambassador to Austria; Retired Chairman and Chief Executive Officer of the issuer, Brown-Forman Corporation.

d)	Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors)

e)	Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Please see description of share exchange transaction set forth under Item 4 below.

Item 4.  Purpose of Transaction.

     On May 3, 2002, Sandra Frazier entered into a share exchange agreement with a trust for which the undersigned serves as an advisor. Pursuant to that agreement, Sandra Frazier delivered to the trust 160,000 shares of Brown-Forman Corporation Class A (voting) common stock and received from the trust Class B (non-voting) common stock of Brown-Forman Corporation. The change in beneficial ownership resulting from that exchange resulted in less than a 1% change from the beneficial ownership of the undersigned reported on Amendment 3 to Schedule 13D filed in February 2002.

     The undersigned, with certain others identified in Item 5(d) below, serves as a member to the Advisory Committee to a trust from which, on August 30, 2002, 700,000 shares of Brown-Forman Corporation Class A common stock were transferred (pursuant to the trustee’s power to encroach) to the direct ownership of the trust beneficiary. This transfer divested the undersigned of beneficial ownership of those shares.

     Item 5.  Interest in Securities of the Issuer.

     The amount of shares beneficially owned by the undersigned as of the date set forth below is as follows:

		Aggregate	Percent
		Number	of Class

(a)	Beneficially Owned	13,237,529	45.67%

(b)	Sole Voting Power Shared by Voting Power Sole Disposition Power Shared Disposition Power	731,782 12,505,747 731,782 12,505,747

(c)	Since the filing of Amendment No. 3 to this Schedule 13D, the undersigned has made gifts of 4,683 voting shares to family members. Other than those gifts and the transactions described in Item 4, the undersigned has had no transactions in the Class A common stock (the only class of voting securities of Brown-Forman Corporation) within the sixty days prior to this filing or since the filing of Amendment No. 3.

(d)	The undersigned, as a member of the Advisory Committee to certain trusts, with two other Advisory Committee members, shares voting and disposal powers over 2,648,381 (after the transaction described herein) shares of Brown-Forman Corporation Class A common stock. Those other advisors are Owsley Brown II, Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, Chairman of the Board and Chief Executive Officer, Brown-Forman Corporation and Ina B. Bond, private investor, 8215 West Highway 42, Goshen, Kentucky 40026. Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared voting power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A Common Stock: Sarah S. Brown.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2002

/s/ W.L. Lyons Brown, Jr.

W.L. Lyons Brown, Jr., by
Michael B. Crutcher, Attorney-In-Fact

LIMITED POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS: That I, W. L. Lyons Brown, Jr., of Louisville, Kentucky, do hereby make and appoint Michael B. Crutcher, of Louisville, Kentucky, as my true and lawful attorney-in-fact for the limited purpose of executing on my behalf and in my name, place and stead any Form 4, Form 5, Schedule 13G or other form promulgated by the United States Securities & Exchange Commission, which I am required by law or regulation to execute. This limited power shall remain in effect until specifically revoked by me.

     IN TESTIMONY WHEREOF, I have set my hand this 4th day of October, 1994.

/s/ W. L. Lyons Brown, Jr.

W. L. Lyons Brown, Jr.

COMMONWEALTH OF KENTUCKY	}
}
COUNTY OF JEFFERSON	}

I, a Notary Public in and for the State and County aforesaid, do hereby certify that the foregoing instrument of writing was this day produced before me by W. L. Lyons Brown, Jr., who subscribed and acknowledged the same to be his act and deed.

/s/ Wanda L. Welch
Notary Public

My Commission Expires: June 22, 1996